Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Centra Financial Holdings, Inc. for the registration of $50,000,000 aggregate amount of its common stock, preferred stock, warrants and units and to the incorporation by reference therein of our reports dated March 13, 2009, with respect to the consolidated financial statements of Centra Financial Holdings, Inc. and the effectiveness of internal control over financial reporting of Centra Financial Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio
November 5, 2009